Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)	Year Ended September 30,					Quarter Ended December 31, 2007
	2003	2004	2005	2006	2007
Fixed Charges Computation
Interest expensed and capitalized (1)	$12,060	$13,857	$49,043	$35,119	$29,671	$6,114
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3,857	6,031	10,634	2,843	5,318	666
Reasonable approximation of interest within rental expense	1,139	1,462	2,433	3,092	3,440	860

Total Fixed Charges and Preferred Equity Dividends	$17,056	$21,350	$62,110	$41,054	$38,429	$7,640

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$60,081	$105,107	$163,808	$137,816	$59,236	$20,022
Plus
Fixed charges	17,056	21,350	62,110	41,054	38,429	7,640
Minus
Interest capitalized	230	435	464	1,027	784	178

Total Earnings	$76,907	$126,022	$225,454	$177,843	$96,881	$27,484

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.51	5.90	3.63	4.33	2.52	3.60

(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.